UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2020
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

June 3, 2020
METHANEX SECURES ADDITIONAL FINANCIAL FLEXIBILITY UNDER ITS CREDIT FACILITIES
Except where otherwise noted, all currency amounts are stated in United States dollars.
VANCOUVER, BRITISH COLUMBIA (June 3, 2020) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that it has amended its $300 million committed revolving credit facility and $800 million non-revolving construction facility. These changes amend and waive certain terms and conditions of the credit facilities, which will provide meaningful financial covenant relief and greater flexibility on the timeline to complete the Geismar 3 project.
The financial covenant relief is effective upon Methanex’s election and will provide, among other things, more flexibility in the calculation of the minimum EBITDA to interest coverage ratio through June 30, 2021 and an increase of the maximum debt to capitalization ratio through June 30, 2023.
John Floren, President & CEO of Methanex, commented, “We would like to thank our banking partners for their ongoing support during this challenging business environment. We have a strong liquidity position as we ended the first quarter of 2020 with over $800 million of cash on the balance sheet. These changes to our credit facilities will significantly increase Methanex’s financial flexibility to enable us to navigate through this difficult time and remain in a strong financial position.”
A copy of the amendment and consent and waiver to the credit facilities can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.com/edgar.
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

Forward-Looking Information Warning
This news release contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "will," or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected cash flows, earnings capability and share price;

•	availability of committed credit facilities and other financing;

•	our ability to meet covenants or continue to obtain waivers associated with our long-term debt obligations;

•	our financial strength and ability to meet future financial commitments; and

•	the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives; and

•	the availability of committed credit facilities and other financing.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses;

•	actions of competitors, suppliers and financial institutions;

•	worldwide economic conditions;

•	the future impact of the COVID-19 pandemic; and

•	other risks described in our 2019 Annual Management’s Discussion and Analysis and our First Quarter 2020 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

-end-

For further information, contact:
Kim Campbell
Director, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: June 3, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary